Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

June 15, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Katherine Wray

Re:           Dragon Beverage, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 21, 2010
File No.: 333-165863

Dear Mr. Reynolds:

I write on behalf of Dragon Beverage, Inc., (the “Company”) in response to Staff’s letter of June 4, 2010, by John Reynolds, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed May 21, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration statement cover page

1.
As previously requested in our letter dated April 28, 2010, please revise to insure that your disclosure is clear and consistent with what the company plans to do itself and what it proposes to contract out to other companies.  please revise as necessary throughout the prospectus.

In response to this comment, the Company made revisions to make the disclosures clearer.

summary

2.	We note your response to comment 2. please expand your disclosure to clarify what the company has done to date. Address if the company has conducted any market studies or other activities.

In response to this comment, the Company provided the requested disclosures.

3.
we note your statement that “we are in the process of developing three different flavors of energy drinks….through a company known as Market Beverage Group, Inc.” Please clarify, here and in your business section, the company’s involvement in developing the energy drinks.

In response to this comment, the Company clarified its involvement in the development process.

the offering, page 5

4.	we note your response to comment 4. Supplementally confirm that there is no affiliation or relationship between Namuun Ganbaatar and the company or the company’s president.

In response to this comment, Namuun Ganbaatar is not a beneficial owner of any stock in the Company. His name was a typographical error in the filing.  There is no affiliation or relationship between Namuun Ganbaatar and the company or the company’s president.

5.
We do not understand your reference to the “Minimum number of shares to be sold in this offering – None”.  As the offering does not appear to be a minimum/maximum offering please revise to delete the noted statement.

In response to this comment, the Company deleted the statement.

Securities Issued and to be Issued, page 6

6.	Please revise to indicate the number of shares held by Igor Svishevskiy.

In response to this comment, the Company revised the disclosure to indicate the number of shares held.

risk factors

7.
we note your statement “for our short term needs and, even though he is not required to do so, our officer and director will likely provide us short term loans on market terms to carry our business until we are able to secure a more long-lasting form of financing.”  We also note your statement that “while we anticipate the ability to sell our energy drinks…” Risk factor discussions should not contain mitigating language.  Revise to delete the mitigating language throughout your risk factor section.

In response to this comment, the Company revised its risk factors to remove mitigating language.

8.
You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Each factor must also explain how it applies to your company or your offering.  For example, the fifth, seventh, ninth, twelfth, twenty seventh, twenty eighth, and thirty first risk factors are generic in nature.  These risk factors should be revised, deleted, or moved to another section of the prospectus as appropriate.

In response to this comment, the Company removed the generic risk factors, except for risk factor twenty seven pertaining to preferred stock.  The company believes that this risk factors is important to investors.  The Company’s articles allow for blank check preferred. Not all companies allow for blank check preferred.

if we do not obtain additional financing, our business plan…page 7

9.	please add a separate risk factor to address the auditor’s report that they have substantial doubt that the company will be able to continue as a going concern.

In response to this comment, the Company included a risk factor as requested.

because competition from traditional non-alcoholic beverage manufacturers…page 9

10.	Revise to clarify, in the beginning of the risk factor, that there is no current distribution relationships or any existing markets.

In response to this comment, the Company included the clarifying language as requested.

If new competitors enter the market…page 9

11.	We do not understand your statement “[i]f we are able to see our products, there is no assurance…” Please revise as appropriate.

In response to this comment, the Company removed this risk factor in response to comment 8 above.

Because we will rely heavily on our independent distributors… page 9

12.	revise to clarify, in the beginning of the risk factor, that there are no current distributor relationships.

In response to this comment, the Company included the language as requested in this risk factor.

13.
We note your statement that “we anticipate that many of the larger distributors we may acquire will sell and distribute competing products, including drinks, and our products may represent a small proportion of their business.”  As previously requested, revise your risk factor discussions to address the risks associated with the current status of the company and the company's current operations and products.

In response to this comment, the Company believes this is a valid risk in its current state of operations.  As competitors are currently in the stream of commerce, the Company will have to compete in distribution channels already providing competitor products with limited time and resources to spare for new entrants.

Because we are subject to additional regulatory compliance matters…page 12

14.	please provide a separate risk factor addressing Mr. Svishevsky’s lack of experience running a public company.

In response to this comment, the Company included a risk factor about the lack of experience in running a public company.

15.
we note your disclosure that section 404 of the Sarbanes-Oxley Act of 2002 requires that your management report on, and your independent auditors attest to, the effectiveness of your internal control structure and procedures for financing reporting in your Annual Report on Form 10-K for the fiscal year ending December 31, 2010.  Please refer to the transition period provided to a newly public company that can be found in SEC Release No. 33-8760, and revise your disclosure accordingly.

In response to this comment, the Company revised the disclosure to remove reference to the specific annual report due December 31, 2010, and stated that after the applicable transition period, the Company would be required to follow Section 404.

Plan of Distribution, page 19

16.	Please revise to clarify your statement that “[c]urrently, we or anyone acting on our behalf has requested or encouraged any broker-dealer to act as a market-maker for our securities.

In response to this comment, the statement was deleted.

Directors, Executive Officers…page 21

17.
We note your response to prior comment 16 from our April 28, 2010 letter. We continue to note the Form D filing indicates Jeffrey Francis is an “executive officer” in section 3 to that form. In this regard, please provide disclosures required by Item 401 of Regulation S-K and revise sections “Significant Employees” and “Employees” as appropriate or advise.  We may have further comment.

In response to this comment, Mr. Francis is not an executive officer.  The Form D is incorrect in this regard.  The Company is considering amending the Form D.

18.
Please expand Mr. Svishevskiy’s biographical information by providing the date he terminated his employment with CallTech.  Also, disclose the date Mr. Svishevskiy commenced his employment with Nationwide Insurance.

In response to this comment, the Company provided the requested disclosures.

19.	Provide the date that Mr. Svishevskiy started the business focused on computer repair and other computer services. Indicate the name of the business.

In response to this comment, the Company omitted the disclosure entirely.

20.
As previously requested in comment 17 of our April 28, 2010 letter, please discuss the specific experience, qualifications, skills or attributes that led to the conclusion that Mr. Svishevskiy should serve as a director for the company.

In response to this comment, the Company included and cited Mr. Svishevskiy’s entrepreneurship and computer literacy as a basis for his serving as the Company’s officer and director. Moreover, the Company already included a risk factor that he has no experience in this particular industry.  The Company believes this adequately covers the issues relating to his competence as an officer and director of the Company.

21.	Revise to provide an expanded disclosure of the nature of the responsibility undertaken by Mr. Svishevskiy in his prior positions to address his prior business experience.

In response to this comment, the Company expanded the disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 22

22.	Revise to briefly indicate the number of executive officers and directors in the group.

In response to this comment, the Company included the requested disclosure.

Organization within the Last Five Years, page 26

23.
Please revise your disclosure to address your response 23 from the Company’s letter dated April 30, 2010 with respect to expanding the discussion of the Company’s history and development.  Specifically address the ownership of the company’s common stock issued to the founders and any transfer of shares to mr. Svishevskiy.  We may have further comment.

In response to this comment, the Company included the requested disclosure.

Description of Business

Business of Company, page 27

24.
We note your statement that you are in the process of developing three different flavors of energy drinks though a company known as Market Beverage Group, Inc.  We also note your response to comment 20 that the company has not entered into a material agreement with Market Beverage. Revise to clarify how the company is developing the energy drinks through Market Beverage Group without having an agreement with Market Beverage.  We may have further comment.

In response to this comment, the Company does not have a written agreement with Market Beverage Group.  The Company has ordered the samples from Market Beverage Group and was invoiced for the service.

25.
With respect to the last statement in paragraph one, please revise to make clear that there is no assurance that when, if ever, this will occur and that it would depend upon the company having financing and the availability of companies to be acquired.

In response to this comment, the Company included requested disclosure.

26.	please expand this section to update the status of the company’s development of the energy drink flavors.

In response to this comment, the Company included an update on the status of its energy drinks.

27.
We note your response to comment 24.  We also note the statement under “Overview” on page 35, “[W]e intend to significantly increase the research and development…” Please provide a separate section to describe the research and development that has taken place to date and the amount spent on research and development activities during each of the last two years.  Also clarify whether the company is currently performing any research and development activities.

In response to this comment, the Company indicated that no research and development activities have been undertaken to date.

28.	Please add a statement to the last paragraph of this section to make clear that at the present time there are no contracts with any co-packers.

In response to this comment, the Company included the requested disclosure.

new age or alternative beverage industry, page 27

29.	As previously requested, please revise to update the information in this section.

In response to this comment, the Company updated this information.

Our Products

30.
we note your response to comment 31.  Please revise to clarify the steps that the company has taken to develop its products and what steps remain to be taken in product development.  Clarify the status of the product development of your energy drinks.

In response to this comment, the Company included the requested disclosures.

Distribution, page 30

31.
We note your response to comment 37 that the company has not entered into any contracts with the named entities. Please revise to delete the names of the noted grocery stores, supermarkets, convenience stores and gas stations.

In response to this comment, the Company deleted reference to the named establishments.

32.
we note the “traditional retail” outlets mentioned in this section but it is unclear whether the company plans to distribute its products on a local, regional or national scale.  Please clarify throughout your prospectus.

In response to this comment, the Company clarified that it intends to distribute products nationwide.

Marketing, page 31

33.	please discuss the company’s promotional materials.

In response to this comment, the Company clarified that no promotional materials have yet been established.

34.	we note the reference to “select commissioned contractors.” Please provide more detail. Has the company selected any contractors to date?

In response to this comment, the Company included the requested detail.

Regulatory Matters, page 33

35.
Considering the company’s lack of experience in the beverage industry, please clarify the basis for the statement, “[W]e believe that we have a compliance program in place to ensure compliance with production, marketing and labeling regulations…”

In response to this comment, the Company revised its disclosure to indicate that it intends to be compliant through working with attorneys with experience in assisting companies meet regulatory guidelines.

36.	please revise to describe in more detail the production, marketing and labeling regulations applicable to the company.

In response to this comment, the Company believes it has adequately described the regulations applicable to its business.

Employees, page 34

37.
we note your statement that “we currently have no employees other than our President.  We also note your response to comment 16 that Jeffrey Francis is a corporate employee that performs certain secretarial tasks for the company.  Please revise as appropriate or advise.

In response to this comment, the Company revised the disclosure as requested.

38.
we note your response to comment 43 and your statement that “our operations are overseen directly by our President who engages a number of contact employees to engage in the business of the Company.”  Please clarify in your second sentence, if true, that no contract employees have been hired to date.

In response to this comment, the Company revised the disclosure to indicate that no contract employees have been hired to date.

Description of Property, page 34

39.	Revise to briefly address the adequacy and suitability of the Company’s offices.

In response to this comment, the Company included the requested disclosure.

Overview, page 35

40.
We note in your revised disclosure in response to comment 47 of our April 28, 2010 letter that you intend to produce your Products with the assistance of Market Beverage Group, Inc. over the coming twelve months.  We further note that you intend to significantly increase the research and development and eventual production, sales and distribution of your Products over the next twelve months.  Please further revise to describe your estimate of funding needed to continue your plan of operation for the next 12 months.  Also include discussion regarding the cash requirements to pursue the intellectual property and regulatory matters discussed on page 33.

In response to this comment, the Company is not certain and cannot estimate how much money it will need to implement its business plan in the next twelve months.  Any estimate at this time would be unfounded.

Results of Operations for the Three Months Ended March 31, 2010…page 35

41.
please revise to describe in more detail the expenses in the $8,614 in operating expenses for the three months ended March 31, 2010.  Also describe in more detail the $20,574 in general and administrative expenses.

In response to this comment, the Company included the expense report in more detail.

Liquidity and Capital Resources, page 36

42.	please revise to indicate how long the company’s assets will satisfy its cash requirements.

In response to this comment, the Company indicated its need for immediate financing.

Certain Relationships and Related Transactions

43.	Please indicate the nature of the services rendered.

In response to this comment, the Company included the services provided.

44.	With respect to the promissory note, disclose the amount and terms of the note.

In response to this comment, the Company indicated the terms as requested.

45.	If material, please file the promissory note as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

In response to this comment, the Company does not believe the note is material to file.

Unaudited financial statements for the period from December 19, 2008 (Date of Inception) through March 31, 2010, page F-1

Note 5-Subsequent Events, page F-6

46.
Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

In response to this comment, the Company included the date in which the subsequent events were evaluated.

Part II

Item 26. Recent sales of Unregistered Securities, page 44

47.
we note your statement that the company issued 5,000,000 shares to common stock to Igor Svishevskiy in February 2010.  We note that your financial statements indicate that the company had issued the 5,000,000 shares of common stock prior to December 31, 2008.  Please revise or advise.  We may have further comment.

In response to this comment, the Company revised as requested.

48.
We note your statement that you received proceeds of $3,000 from your march 2010 private placement of 3 million shares at a price of $0.01 per share.  Please revise to disclose that these shares were sold for cash at $0.001 per share, as disclosed on pages F-3 and F-17.

In response to this comment, the Company revised the price.

49.	Please indicate the nature of the services rendered by Igor Svishevskiy valued at $4,700.

In response to this comment, the Company indicated the nature of the services provided.

50.	Please disclose the date(s) in February and March, 2010 for the stock issuances.

In response to this comment, the Company closed the offering in March of 2010, which is the date the shares were issued.

51.	Revise to address whether the company used public solicitation or advertising to market the securities in its Regulation D offering.

In response to this comment, the Company revised its disclosure to indicate that no general solicitation or advertising was used in its Regulation D offering.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Igor Svishevskiy
Igor Svishevskiy